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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Hopkins 2020-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

801 Felix Street	St. Joseph	MO	64501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Jim Reber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA Securities Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MELISSA C. PEARSON
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
MY COMMISSION EXPIRES 7-12-2023

Jim Reber
Signature

President/CEO
Title

Melissa C. Pearson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA SECURITIES®

Powered by VINING SPARKS

ICBA Securities Corporation

Statements of Financial Condition

December 31, 2019 and 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d)(3)

under the Securities Exchange Act of 1934

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Management
ICBA Securities Corporation
Memphis, Tennessee

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ICBA Securities Corporation (the Company) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition of ICBA Securities Corporation as of December 31, 2018, was audited by other auditors whose report dated February 28, 2019, expressed an unqualified opinion on that statement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2019.

St. Joseph, Missouri
February 26, 2020

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2019 and 2018

		2019		2018
ASSETS				
Cash	$	658,248	$	468,915
Receivables from VSIBG:				
Program payments		91,667		109,526
Program reimbursements		71,127		192,337
Income tax receivable from parent		-		17,097
Prepaid expenses and other assets		15,721		159
Total assets	$	836,763	$	788,034
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Trade payables	$	10,380	$	2,700
Income tax payable due to parent		3,080		-
Due to related parties		66,730		274,783
Accrued expenses		56,062		13,290
Royalties payable:				
State independent banker associations		180,698		149,439
ICBA		5,830		8,516
Total liabilities		322,780		448,728
Stockholder's equity				
Common stock, no par value; 100 shares authorized, issued and outstanding		70,000		70,000
Additional paid-in capital		65,000		65,000
Retained earnings		378,983		204,306
Total stockholder's equity		513,983		339,306
Total liabilities and stockholder's equity	$	836,763	$	788,034

See Notes to Financial Statements

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, Inc. (ICBACH), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The Company provides customers and potential customers with access to industry educational opportunities, marketing and promotes other services provided by ISN, and markets and promotes the brand of the Company's exclusively endorsed broker-dealer, Vining Sparks IBG, L.P. (VSIBG). The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the SEC and, accordingly claims an exemption from the remaining provisions of that rule.

Revenue Recognition and Receivables

The Company was under an agreement that expired October 31, 2019, in which the Company earned program revenue based on a percentage on all eligible trades executed by VSIBG in a calendar month. Until October 31, 2019, eligible trades were recorded on a trade date basis for financial reporting purposes. As of November 1, 2019, the Company entered into a new agreement with VSIBG, in which the Company earns a flat amount annually, received monthly. There were no additional disclosures required to disaggregate revenue since revenue is disaggregated in the statement of operations. Receivables represent the amounts due from VSIBG. In addition, reimbursements for normal operating expenses are recognized as revenue when the expense is incurred by the Company in accordance with the agreement with VSIBG. The Company has evaluated its receivables as of December 31, 2019 and 2018 and determined no allowance for uncollectible receivables was necessary.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent Company, ICBACH, who is the taxpayer for income tax purposes. The Company makes payments to the parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2019 or 2018. There are no timing differences creating any deferred tax assets or liabilities. The effective tax rates for years ending December 31, 2019 and 2018 were 20.8% and 26.7% for federal tax purposes and 7.7% and 9.1% for state, respectively. The statutory rate for federal is 21% for years ending December 31, 2019 and 2018 and 6.5% for state taxes for years ending December 31, 2019 and 2018. These effective rates differ from the statutory rates for permanent book to tax differences for the meal and entertainment allowable deduction. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and penalties expense, respectively.

As of December 31, 2019, the Company had a related party income tax payable due to parent in the amount of $3,080. As of December 31 2018, the Company had an income tax receivable due from parent in the amount of $17,097.

NOTE 2. RELATED-PARTY TRANSACTIONS (Continued)

In addition, under the terms of the Program Agreement with VSIBG, VSIBG has agreed to reimburse the Company for certain expenses, including but not limited to, compensation of employees and general and administrative expenses. Reimbursements are reflected on the financial statements as revenue. The total reimbursable expenses of $413,620 and $555,660 for the years ended December 31, 2019 and 2018, respectively, consists of salaries, occupancy, meeting, travel and other expenses.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. The royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amount charged to expense totaled $356,204 and $311,570 for the years ended December 31, 2019 and 2018, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio, net capital and excess net capital were as follows:

	Years ended December 31,	
	2019	2018
Net capital ratio	**.962 to 1**	3.459 to 1
Net capital	**$ 335,468**	$ 129,713
Excess net capital	**$ 313,949**	$ 99,798

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to December 31, 2019 through February 26, 2020 which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require adjustment to, or disclosure in the financial statements.

ICBA SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019 and 2018

Schedule I

	2019	2018
Net capital:		
Total stockholder's equity	**$ 513,983**	$ 339,306
Deductions:		
Nonallowable assets:		
Receivables from VSIBG	**162,794**	192,337
Income tax receivable from parent	**-**	17,097
Prepaid expenses and other assets	**15,721**	159
	178,515	209,593
Net capital	**$ 335,468**	$ 129,713

Computation of Aggregate Indebtedness Under Rule 15c3-1

	2019	2018
Total liabilities from statement of financial condition	**$ 322,780**	$ 448,728
Aggregate indebtedness	**$ 322,780**	$ 448,728

Computation of Basic Net Capital Requirement

	2019	2018
Minimum net capital required (6 2/3% of aggregate indebtedness or $5,000, whichever is greater)	**$ 21,519**	$ 29,915
Excess net capital	**$ 313,949**	$ 99,798
Ratio of aggregate indebtedness to net capital	**0.962:1**	3.459:1

The above computations do not differ from the computation of net capital under rule 15c3-1 as of December 31, 2019 and 2018 as filed by the Registrant on Amended Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

ICBA SECURITIES CORPORATION
Computation for Determination of the Reserve Requirements under exhibit A of
Rule 15c3-3 of the Securities and Exchange Commission and Information Relating
to the Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2019 and 2018

Schedule II

Computation for Determination of the Reserve Requirements Under exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

None. The Company claims an exemption from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

None. The Company claims an exemption from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.